Exhibit 12.1
DIAMOND OFFSHORE DRILLING, INC.
Statement re Computation of Ratios
(Thousands of Dollars)
Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
	2006	2005	2004	2003	2002

Computation of Earnings:

Pretax income (loss) from continuing operations	$966,332	$356,395	$(3,533)	$(54,237)	$96,174
Less Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	(9,796)	(742)	—	(2,201)	(2,878)
Add: Previously capitalized interest amortized during the period	1,249	1,249	1,249	1,166	1,304

Total earnings (losses), before fixed charge addition	957,785	356,902	(2,284)	(55,272)	94,600

Computation of Fixed Charges:

Interest, including interest capitalized	35,132	43,574	30,330	26,737	26,933

Total fixed charges	35,132	43,574	30,330	26,737	26,933

Total Earnings (Losses) and Fixed Charges	$992,917	$400,476	$28,046	$(28,535)	$121,533

Ratio of Earnings (Losses) to Fixed Charges (1)	28.26	9.19	N/A	N/A	4.51

(1) The deficiency in our earnings available for fixed charges for the years ended December 31, 2004 and 2003 was approximately $2.3 million and $55.3 million, respectively.